Filed pursuant to Rule 424(b)(3)
File No. 333-164024

UNITED STATES COMMODITY INDEX FUND

Supplement dated July 18, 2011

to

Prospectus dated April 29, 2011

This supplement contains information, which amends, supplements or modifies certain information contained in the Prospectus of United States Commodity Index Fund dated April 29, 2011. Please read it and keep it with your Prospectus for future reference.

The Sponsor is making certain changes to the fees paid by Authorized Purchasers in connection with the creation of Creation Baskets and the redemption of Redemption Baskets. Such fee changes are effective July 1, 2011 and will continue in effect until the period ended December 31, 2011.

Cover Page

The Offering – Creation and Redemption (page 9)

The Creation and Redemption provision under the entry “The Offering” is deleted and replaced with the following:

Authorized Purchasers pay a $350 fee for each order to create or redeem one or more Creation Baskets or Redemption Baskets. Authorized Purchasers are not required to sell any specific number or dollar amount of units. The per unit price of units offered in Creation Baskets on any particular day is the total NAV of USCI calculated shortly after the close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding units.

Breakeven Analysis (page 8)

Footnote 2 of the Breakeven Analysis is amended as follows. The change in the footnote did not change the number in the corresponding table:

2)	Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. An order must be at least one basket, which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/100,000).

Principals of SummerHaven (pages 61-62)

The “Principals of SummerHaven” section is amended by adding the following:

Joseph J. Schultz has been employed by SummerHaven Investment Management, LLC since April 2011 as a partner. His duties include supervision of the firm’s reporting, accounting and operations. From February 2004 to April 2011, Mr. Schultz was the Chief Operating Officer and a Managing Partner at Basso Capital Management, L.P., an employee owned hedge fund sponsor which provides services to pooled investment vehicles focused primarily on convertible securities and their underlying equity shares, where he was responsible for the oversight of the firm’s day-to-day operations. From May 1997 to February 2004, Mr. Schultz was a Vice President at AIG Trading Group, a subsidiary of American International Group, Inc. which provides currency and commodity prime brokerage, back-office support, access to e-commerce trading portals, and political-economic research and consulting services for the financial services industry, where he designed systems, procedural protocol and managed the daily operations for the fixed income and foreign currency options department and hedge funds. On July 11, 2011, Mr. Schultz became listed as a principal of SummerHaven Investment Management, LLC. Mr. Schultz received a B.B.A in Finance from Baruch College and is 39 years old.

USCI’s Investment Strategy (pages 64-65)

The first line of the second paragraph on page 64 under the section “USCI’s Investment Strategy” is amended as follows:

As an example, assume that a Creation Basket is sold by USCI, and that USCI’s closing NAV per unit is $50. In that case, USCI would receive $5,000,000 in proceeds from the sale of the Creation Basket ($50 NAV per unit multiplied by 100,000 units, and ignoring the Creation Basket fee of $350).

Marketing Agent and Authorized Purchasers (page 89)

The first paragraph of the “Marketing Agent and Authorized Purchasers” is replaced with the following:

The initial offering price of $50 was set as an appropriate and convenient price that would facilitate secondary market trading of Units, and the Units of USCI acquired by the Sponsor in connection with its initial capital contribution were purchased at a price of $50 per Unit. All Authorized Purchasers pay a $350 fee for each order to create one or more Creation Baskets, regardless of the number of Creation Baskets in the order. The Marketing Agent will receive, for its services as distributor to USCI, a fee at an annual rate of: 0.06% on USCI’s average net assets up to $3 billion; and 0.04% on USCI’s average net assets in excess of $3 billion; provided, however, that in no event may the aggregate compensation paid to the Marketing Agent for distribution-related services in connection with this offering of Units exceed 10 percent (10%) of the gross proceeds of this offering.

Creation and Redemption of Units (pages 92-93)

The second paragraph under the heading “Creation and Redemption of Units” is deleted and replaced with the following:

Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions as described below, and (2) DTC Participants. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the Sponsor. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the Treasuries and any cash required for such creations and redemptions. The Authorized Purchaser Agreement and the related procedures attached thereto may be amended by USCI, without the consent of any limited partner or unitholder or Authorized Purchaser. Authorized Purchasers pay a transaction fee of $350 to USCI for each order they place to create or redeem one or more baskets. Authorized Purchasers who make deposits with USCI in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either USCI or the Sponsor, and no such person will have any obligation or responsibility to the Sponsor or USCI to effect any sale or resale of units.

Creation and Redemption Transaction Fee (page 96)

The “Creation and Redemption Transaction Fee” is deleted and replaced with the following:

Creation and Redemption Transaction Fee

To compensate USCI for its expenses in connection with the creation and redemption of baskets, an Authorized Purchaser is required to pay a transaction fee to USCI of $350 per order to create or redeem baskets. An order may include multiple baskets. The transaction fee may be reduced, increased or otherwise changed by the Sponsor. The Sponsor shall notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until 30 days after the date of the notice.